PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f|DI : 644|9-11-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

07028028

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Referring to reports on the Mass Media covering discussions for cooperation between RWE and PPC, PPC clarifies the following:

In order to secure electrical supply in the immediate future as well as for the coming years, PPC has examined proposals for cooperation that were submitted by reputable and reliable firms.

Amongst these firms is RWE, with which PPC had fruitful cooperation in the past as well. Discussions with RWE are covering specific projects only. The obviously confidential discussions for the signing of a MoU between the firms, despite the progress made so far, are still in an early stage.

Athens, November 9th 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : -f | DI : 637 | 6-11-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

ANNOUNCEMENT

APPROVAL OF PPC RENEWABLES S.A. BUSINESS PLAN

The Board of Directors approved the business plan of its wholly-owned subsidiary, PPC Renewables S.A., at its meeting on 6-11-07. The business plan sets a target of 950 MW of installed RES capacity by 2014 at an estimated total investment cost of €1.952 million, to be partly funded by cash transfers totalling €330 million from PPC to PPC Renewables during the period 2008-2011.

Athens, 6-11-2007

END